FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 2, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1       Press Release dated May 28, 2003

Exhibit 2       Press Release dated May 29, 2003

NDT VENTURES LTD.

PRESS RELEASE

May 28, 2003                                                                                                                                               #03-12

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

CC Project Drill Results

NDT Ventures Ltd. (TSXV:NDE) has received assay results from the thirteen drill holes recently completed on the CC Project, Nevada. The target on the CC Project is a vein system consisting of a 2 metre wide Main Vein central to a larger vein system consisting of footwall and hanging wall stockworks and splay veins. The Project is located within the Walker Lane Mineral Belt of western Nevada and immediately adjacent to Globex’s Bell Mountain project.

Thirteen reverse circulation drill holes, totaling 481 metres, were completed in late March on the Project.  Drill holes were spaced over a strike length of approximately 300 metres and angled into the vein system at between 45 and 80 degrees. The objective of the program was to establish continuity of the vein system at relatively shallow levels below mineralized vein outcrops.

All sampling was completed on 3 foot intervals , with assaying conducted by ALS Chemex in Reno, Nevada.  Highlights of r esults include intersections of 15 feet grading 2.78 g/t gold , 12 feet grading 3.31 g/t gold and 9 feet grading 2.75 g/t gold.  The drilling and sampling was carried out under the direction of Thomas Burkhart, Vice President of Exploration, who is a  Qualified Person as defined by NI 43-101.

Drilling confirmed the consistent presence of a Main Vein and the occurrence of hanging-wall and footwall veins and stockworks on strike and down dip.  Two drill holes, CC-1 and CC-6, lost recovery through the main target zones but all other holes did intercept the predicted vein zones with gold and silver results noted as follows:

Drill Hole ID	From (feet)	To (feet)	Width (feet)	Gold (g/t)	Silver (g/t)
CC-2	45	54	9	2.75	72
CC-3	54	63	9	1.83	75
CC-4	21	24	3	1.64	*
and	96	102	6	2.62	50
CC-5	39	42	3	2.3	35
and	129	132	6	1.66	66
CC-7	21	27	6	2.72	45
And	45	60	15	2.78	64
CC-8	54	60	6	1.60	40
And	99	102	3	4.42	112
CC-9	63	69	6	3.12	92
And	72	75	3	1.64	68
And	81	84	3	3.70	59
And	93	96	3	1.13	*
CC-10	42	45	3	1.01	*
And	78	84	6	2.31	54
And	99	111	12	1.80	38
And	117	120	3	1.72	36
CC-11	42	51	9	1.43	61
And	84	87	3	1.49	42
CC-12	72	78	6	1.79	*
And	87	99	12	3.13	114
CC-13	21	27	6	1.32	*
And	66	72	6	1.49	60

* less than 30 g/t Silver

In addition to the CC Claims, the Company has other attractive gold projects in Nevada including the Black Hills and Jenny properties.  These projects are situated on a major structural component of the Walker Lane and mid-way between and on a geological trend with the Paradise Peak and Rawhide gold mines.  The Black Hills property has seen historic production from bonanza grade quartz veins that assay up to 3 oz/t gold.  Although the veins are of possible economic significance, the Company’s main interest at Black Hills is a large gold skarn zone irregularly exposed through cover for over 600 metres along the eastern range front.  Sampling of this zone by the Company has returned gold values up to 5 g/t.  At the Jenny property, values up to 1.3 g/t gold occur in silicified siltstones , which could host  a Carlin-type bulk minable gold deposit.  Neither the Black Hills or Jenny projects have been drilled and detailed fieldwork is in progress to better define specific targets.

Elsewhere, planning is underway in cooperation with Navigator Exploration Ltd. for an aggressive program this summer on the newly acquired Melville Diamond Project.  The Company is also actively evaluating several additional gold prospects and will continue to review quality opportunities in the Americas as part of its strategy to acquire attractive mineral properties in stable and prospective geological environments.

The Company will keep shareholders informed as to the future plans for the CC Project and results from its active gold and diamond projects.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

NDT VENTURES LTD.

PRESS RELEASE

May 29, 2003                                                                                                                                               #03-13

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

NDT VENTURES AND NAVIGATOR EXPLORATION

ANNOUNCE SIGNIFICANT DIAMOND EXPLORATION PROGRAM

NDT Ventures Ltd. (TSX-V:NDE) and Navigator Exploration Corp. (TSX-V:NVR) are pleased to provide the following exploration update on their Melville Peninsula diamond properties.  In February, 2003 NDT and Navigator announced that they had entered into an option agreement to explore approximately one million acres on the Melville Peninsula.  The NDT-Navigator landholdings consist of three separate blocks of permits (Fury, Sarcpa and Gem) situated within 50 to 190 km of the AV-1 kimberlite, approximately 850 km northwest of Iqaluit, Nunavut.  AV-1, discovered by Stornoway Ventures Ltd. and Northern Empire Minerals Ltd., has yielded a total of 1373 diamonds from caustic fusion of a 946kg composite sample of kimberlite.  Stornoway and Northern Empire have commenced a significant exploration program budgeted at $5.0 million on their holdings for the coming year.

NDT and Navigator’s northern Fury property comprises 17 prospecting permits (~590,000 acres) situated between the five and a half million acre Aviat property (host to AV-1) and De Beers Canada Exploration Inc.’s eight million acre property on Baffin Island.  The central Sarcpa property consists of five prospecting permits (~350,000 acres) south of AV-1. The southern Gem property (three permits – ~109,000 acres) covers ultramafic occurrences mapped by the Geological Survey of Canada between 1976-77.  The nature of these ultramafic rocks is not known at the present time, but they appear to range in size from 100-150 to 400 metres in diameter.  NDT and Navigator are optimistic that systematic exploration could result in new kimberlite discoveries and are planning to conduct a program of airborne magnetic surveying, till sampling and prospecting during summer 2003 under a budget estimated at $600,000.

Under terms of the agreement, NDT and Navigator may earn a 60% collective interest (30% interest each) from Northern Empire, Stornoway and Hunter Exploration Group by funding all permit acquisition costs (complete), issuing 100,000 shares and warrants of each company (complete) and incurring $1 million in exploration costs.

NDT will keep shareholders informed as exploration progresses on the Company’s permits in this exciting new diamond district and the several ongoing Nevada gold projects.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: June 2, 2003